                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218; 70-8037
Report Date:  October 1, 2000 to December 31, 2000


In the Matter of:
Central and South West Corporation
AEP Credit, Inc.


         1. AEP Credit, Inc. (Credit) will file at the completion of the audit a balance sheet as of December 31, 2000, statements of income for the three and twelve month periods ended December 31, 2000, and 1999, and notes to the financial statements.

         2. Credit hereby states that pursuant to the exemption set forth in Rule 52 of the Public Utility Holding Company Act of 1935, it will no longer provide information duplicative of the information contained in Form U-6B-2. Credit will submit Form U-6B-2 quarterly in accordance with the requirements of Rule 52(c). Such information will no longer be included with this report.

         3. Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from October 1, 2000 through December 31, 2000 and Credit's capital structure at December 31, 2000. Credit hereby files as Exhibit 3 attached hereto the twelve month average of outstanding accounts receivable, twelve month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

         4. With respect to affiliated companies, Central Power and Light Company (CPL), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities Company (WTU), Credit hereby certifies that the allowed returns on common equity for the period from October 1, 2000 through December 31, 2000 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.


         5. With respect to Reliant Energy HL&P, formerly known as Houston Lighting & Power Company, Credit had a twelve month average of outstanding receivable balances for the period ending December 31, 2000 of $562,322,000. During the quarter ended December 31, 2000 the daily maximum balance relating to the purchase of accounts receivable from Reliant Energy HL&P was $647,703,058.

         6. Credit hereby certifies it was in compliance with the terms of the temporary relief as defined in the order issued on March 11, 1997 as shown in
Exhibit 3 attached hereto.

         7. Credit hereby files as Exhibit 7 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.

         8. Credit hereby files as Exhibit 8 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of CSW System accounts receivable rates which was issued during the period October 1, 2000 through December 31, 2000.

         9.Credit will file the audited financial statements for the year ended
           2000 at the completion of the audit.

         10. Credit hereby files as Exhibit 10 attached hereto a copy of the accounting system procedures and chart of accounts of Credit as maintained by American Electric Power Service Corporation (AEPSC).

         11. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on the 30th day of March, 2001.




                                                           By : /s/ Armando Pena
                                     -------------------------------------------
                                                                    Armando Pena
                                                                       Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000



                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                                 Transmission
Number                    Exhibit                                                          Method
-------                   -------                                                       ------------
   1              AEP Credit will file at the completion of the                         Electronic
            audit a balance sheet as of December 31, 2000,
            statements of income for the three and twelve
            month periods ended December 31, 2000, and notes
            to the financial statements.


   2              Earnings coverage for the period from October 1, 2000                 Electronic
            through December 31, 2000 and capital structure at
            December 31, 2000.


   3              Twelve month average as of the end of each month of                   Electronic
            outstanding accounts receivable of affiliated and
                  non-affiliated  companies,  twelve month average as of the end
                  of  each  month  of   accounts   receivable   purchases   from
                  non-affiliated  companies,  and bad debt write-offs related to non-affiliated  companies  during the  period  October 1, 2000 through December 31, 2000.


   4              Discount calculation for affiliated companies for the                Electronic
            three months ended December 31, 2000.


   5              Analysis of the allowed returns on common equity for                  Electronic
            affiliated companies at December 31, 2000.


   6              Factoring expense savings for the affiliated companies                Electronic
                  for the three months ended December 31, 2000.


   7              Calculation, by month, of CPL finder fee attributable                 Electronic
                  to factoring of Reliant Energy HL&P receivables during
                  the  period  October 1, 2000 through December 31, 2000.

   8              Copy of any state regulatory commission decision or                   Electronic
                  analysis addressing the effect of the factoring of
                  AEP System accounts receivable rates issued during the
                  period October 1, 2000 through December 31, 2000.

  9               Copy of audited annual financial statements for the                   Electronic
                  year ended December 31,2000 will be file at the
                  completion of the audit.

  10              Copy of the accounting system procedures and chart of                 Electronic
                  accounts of Credit as maintained by AEPSC.





                                                                                                              EXHIBIT 2


                                                   AEP CREDIT, INC.
                                                   EARNINGS COVERAGE
                                              (Thousands, except ratios)

                                                                                       2000

                                                              October              November               December

Net Income                                                         $1,559               $1,369                   $1,752
Income Taxes                                                          833                  732                      753
Tax Benefit of Parent
  Company Loss                                                       (11)                 (11)                    (353)
Interest
  Expense/                                                          8,265                7,208                    7,536
  Credit Line Fees
                                                           ---------------      ---------------      -------------------

Earnings                                                          $10,646               $9,298                   $9,688
                                                           ===============      ===============      ===================



Interest Expense/                                                  $8,265               $7,208                   $7,537
  Credit Line Fees



Ratio of Earnings
  To Fixed Charges                                                   1.29                 1.29                     1.29





                                                   CAPITAL STRUCTURE
                                                   December 31, 2000
                                                      (Thousands)



Short-term Debt                                                $1,220,948                92.8%
Common Equity                                                      94,400                 7.2%
                                                           ---------------      ---------------

                   Total                                       $1,315,348                 100%
                                                           ===============      ===============

                                                                                                                           EXHIBIT 3
                                                                                                                         Page 1 of 2
                                                          AEP CREDIT, INC.
                                            AVERAGE MONTHLY ACCOUNTS RECEIVABLE BALANCES
                                                        USING 50% RESTRICTION
                                                             (Thousands)



                                                       Twelve Months                Twelve Months                Twelve Months
                                                           Ended                        Ended                        Ended
                                                   October 31, 2000                November 30, 2000           December 31, 2000
                                                   -----------------------     -------------------------   ----------------------
           AFFILIATES
---------------------------------
CPL                                                              $145,128                      $147,568                 $150,061
PSO                                                                86,853                        89,235                   91,676
SWEPCO                                                             96,253                        96,991                   97,980
WTU                                                                40,378                        41,603                   43,540
CSP                                                                69,155                        69,155                   79,390
I&M                                                                48,120                        48,120                   56,521
KP                                                                 12,236                        12,236                   14,619
OPC                                                                60,495                        60,495                   70,649
                                                   -----------------------     -------------------------   ------------------------

                                 Total Affiliates:               $558,618                      $565,403                 $604,435
                                                   =======================     =========================   ========================

         NON-AFFILIATES
---------------------------------
Texas - New Mexico Power                                          $54,592                       $53,374                  $52,960
 Reliant Energy HL&P                                              446,344                       453,498                  466,354
                                                   -----------------------     -------------------------   ------------------------

                                                                 $500,936                      $506,872                 $519,314
                                                                               -------------------------   ------------------------
 Reliant Energy HL&P Receivables sold to
    Third parties                                                       0                             0                        0
                                                   -----------------------     -------------------------   -----------------------

                             Total Non-Affiliates:               $500,936                      $506,872                 $519,314
                                                   =======================     =========================   ========================

Over/(Under) 50% Restriction                                      $57,682                       $58,531                  $85,121
                                                   =======================     =========================   ========================






                                                                                                                          EXHIBIT 3
                                                                                                                        Page 2 of 2
                                            AVERAGE MONTHLY ACCOUNTS RECEIVABLE PURCHASES
                                                  USING TEMPORARY RELIEF PROVISIONS
                                                             (Thousands)



                                                       Twelve Months               Twelve Months                  Twelve Months
                                                           Ended                       Ended                          Ended
                                                      October 31, 2000           November 30, 2000              December 31, 2000
                                                   -----------------------     -----------------------     ------------------------

OTHER NON-AFFILIATES:
Texas - New Mexico Power                                          $43,656                     $45,118                   $47,298
Temporary Relief Provision                                                                                              100,000
                                                                  100,000                     100,000
                                                                               -----------------------
                                                   -----------------------                                 ------------------------
Over/(Under) Temporary Relief Provision                         $(56,344)                   $(54,882)                  $(52,702)
                                                   =======================     =======================     ========================

Reliant Energy HL&P                                              $391,958                    $400,030                  $411,526
Temporary Relief Provision                                                                                              450,000
                                                                  450,000                     450,000
                                                   -----------------------     -----------------------     ------------------------
Over/(Under) Temporary Relief Provision                         $(58,042)                   $(49,970)                  $(38,474)
                                                   =======================     =======================     ========================





                                                        AEP CREDIT, INC.
                                                      BAD DEBT WRITE-OFFS
                                                          (Thousands)



                                                      October 31, 2000           November 30, 2000          December 31, 2000
                                                    ----------------------     -----------------------   ------------------------

NON-AFFILIATES
--------------------------------
Texas - New Mexico Power                                             $282                        $206                       $438
 Reliant Energy HL&P                                                  792                       1,145                      1,461
                                                    ----------------------     -----------------------   ------------------------

                              Total Non-Affiliates:                $1,074                      $1,351                     $1,899
                                                    ======================     =======================   ========================


                                                                                                                       EXHIBIT 4
                                                                                                                       Page 1 of 8

                                                 CENTRAL POWER AND LIGHT COMPANY
                                                       DISCOUNT CALCULATION
                                               THREE MONTHS ENDED December 31, 2000




                                                                         Retail                           Wholesale
                                                                       ------------                      ------------


Weighted Cost of Capital (Annualized)                                     0.071718                          0.072194
Average Days Outstanding                                                     39.02                             26.00
                                                                       ------------                      ------------
Weighted Cost of Capital (Average
Days Outstanding)                                                         0.007662                          0.005144
Collection Experience Factor                                              0.002160                          0.000000
Agency Fee Rate                                                           0.020000                          0.020000
                                                                       ------------                      ------------

Total Discount Factor                                                     0.029823                          0.025143
                                                                       ============                      ============






ASSUMPTIONS

INTEREST RATE                                                              6.6240%
RETAIL ROCE                                                               10.9000%
WHOLESALE ROCE                                                          11.4900%
TAX RATE                                                                38.0000%
DEBT RATIO                                                                95.0000%
EQUITY RATIO                                                               5.0000%


                                                                                                                        EXHIBIT 4
                                                                                                                      Page 2 of 8

                                               PUBLIC SERVICE COMPANY OF OKLAHOMA
                                                      DISCOUNT CALCULATION
                                              THREE MONTHS ENDED December 31, 2000




                                                                          Retail                        Wholesale
                                                                        ------------                   ------------


Weighted Cost of Capital (Annualized)                                      0.071799                       0.072194
Average Days Outstanding                                                      43.27                          26.03
                                                                        ------------                   ------------
Weighted Cost of Capital (Average
Days Outstanding)                                                          0.008508                       0.005151
Collection Experience Factor                                               0.001658                       0.000000
Agency Fee Rate                                                            0.020000                       0.020000
                                                                        ------------                   ------------

Total Discount Factor                                                      0.030168                       0.025152
                                                                        ============                   ============






ASSUMPTIONS

INTEREST RATE                                                              6.6240%
RETAIL ROCE                                                              11.0000%
WHOLESALE ROCE                                                          11.4900%
TAX RATE                                                                   38.0000%
DEBT RATIO                                                                 95.0000%
EQUITY RATIO                                                                5.0000%



                                                                                                                          EXHIBIT 4
                                                                                                                        Page 3 of 8

                                                SOUTHWESTERN ELECTRIC POWER COMPANY
                                                       DISCOUNT CALCULATION
                                               THREE MONTHS ENDED December 31, 2000




                                                                     Arkansas          Louisiana         Texas          Wholesale
                                                                     -------------   --------------   ------------    --------------


Weighted Cost of Capital (Annualized)                                    0.071598         0.071880       0.075590          0.072194
Average Days Outstanding                                                    43.00            46.25          38.57             30.92
                                                                     -------------   --------------   ------------    --------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.008436         0.009118       0.007993          0.006119
Collection Experience Factor                                             0.001694         0.001633       0.001559          0.000000
Agency Fee Rate                                                          0.020000         0.020000       0.020000          0.020000
                                                                     -------------   --------------   ------------    --------------

Total Discount Factor                                                    0.030131         0.030752       0.029551          0.026123
                                                                     =============   ==============   ============    ==============






ASSUMPTIONS

INTEREST RATE                                                             6.6240%          6.6240%        6.6240%
ROCE                                                                     10.7500%         11.1000%       15.7000%          11.4900%
TAX RATE                                                                 38.0000%         38.0000%       38.0000%
DEBT RATIO                                                               95.0000%         95.0000%       95.0000%
EQUITY RATIO                                                              5.0000%          5.0000%        5.0000%

                                                                                                                       EXHIBIT 4
                                                                                                                      Page 4 of 8

                                                  WEST TEXAS UTILITIES COMPANY
                                                      DISCOUNT CALCULATION
                                              THREE MONTHS ENDED December 31, 2000




                                                                        Retail                           Wholesale
                                                                     -------------                     --------------


Weighted Cost of Capital (Annualized)                                    0.072101                           0.072194
Average Days Outstanding                                                    45.68                              33.05
                                                                     -------------                     --------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.009016                           0.006540
Collection Experience Factor                                             0.001958                           0.000000
Agency Fee Rate                                                          0.020000                           0.020000
                                                                     -------------                     --------------

Total Discount Factor                                                    0.030974                           0.026539
                                                                     =============                     ==============






ASSUMPTIONS

INTEREST RATE                                                             6.6240%
RETAIL ROCE                                                              11.3750%
WHOLESALE ROCE                                                           11.4900%
TAX RATE                                                                 38.0000%
DEBT RATIO                                                               95.0000%
EQUITY RATIO                                                              5.0000%

                                                                                                                       EXHIBIT 4
                                                                                                                      Page 5 of 8

                                                 COLUMBUS SOUTHERN POWER COMPANY
                                                      DISCOUNT CALCULATION
                                              THREE MONTHS ENDED December 31, 2000




                                                                        Retail
                                                                     -------------


Weighted Cost of Capital (Annualized)                                    0.072976
Average Days Outstanding                                                    47.92
                                                                     -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.009592
Collection Experience Factor                                             0.007144
Agency Fee Rate                                                          0.020000
                                                                     -------------

Total Discount Factor                                                    0.036736
                                                                     =============






ASSUMPTIONS

INTEREST RATE                                                             6.6240%
RETAIL ROCE                                                              12.4600%
TAX RATE                                                                 38.0000%
DEBT RATIO                                                               95.0000%
EQUITY RATIO                                                              5.0000%

                                                                                                                       EXHIBIT 4
                                                                                                                      Page 6 of 8

                                                 INDIANA MICHIGAN POWER COMPANY
                                                      DISCOUNT CALCULATION
                                              THREE MONTHS ENDED December 31, 2000




                                                            Indiana                   Michigan
                                                          ------------            -------------


Weighted Cost of Capital (Annualized)                        0.072606                 0.073412
Average Days Outstanding                                        32.89                    34.83
                                                          ------------            -------------
Weighted Cost of Capital (Average
Days Outstanding)                                            0.006549                 0.007008
Collection Experience Factor                                 0.002655                 0.003003
Agency Fee Rate                                              0.020000                 0.020000
                                                          ------------            -------------

Total Discount Factor                                        0.029204                 0.030011
                                                          ============            =============






ASSUMPTIONS

INTEREST RATE                                                 6.6240%                  6.6240%
ROCE                                                         12.0000%                 13.0000%
TAX RATE                                                     38.0000%                 38.0000%
DEBT RATIO                                                   95.0000%                 95.0000%
EQUITY RATIO                                                  5.0000%                  5.0000%


                                                                                                                       EXHIBIT 4
                                                                                                                      Page 7 of 8

                                                     KENTUCKY POWER COMPANY
                                                      DISCOUNT CALCULATION
                                              THREE MONTHS ENDED December 31, 2000




                                                                        Retail
                                                                     -------------


Weighted Cost of Capital (Annualized)                                    0.072202
Average Days Outstanding                                                    35.55
                                                                     -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.007035
Collection Experience Factor                                             0.003331
Agency Fee Rate                                                          0.020000
                                                                     -------------

Total Discount Factor                                                    0.030366
                                                                     =============






ASSUMPTIONS

INTEREST RATE                                                             6.6240%
RETAIL ROCE                                                              11.5000%
TAX RATE                                                                 38.0000%
DEBT RATIO                                                               95.0000%
EQUITY RATIO                                                              5.0000%



                                                                                                                        EXHIBIT 4
                                                                                                                      Page 8 of 8

                                                       OHIO POWER COMPANY
                                                      DISCOUNT CALCULATION
                                              THREE MONTHS ENDED December 31, 2000




                                                                        Retail
                                                                     -------------


Weighted Cost of Capital (Annualized)                                    0.073259
Average Days Outstanding                                                    38.69
                                                                     -------------
Weighted Cost of Capital (Average
Days Outstanding)                                                        0.007762
Collection Experience Factor                                             0.003252
Agency Fee Rate                                                          0.020000
                                                                     -------------

Total Discount Factor                                                    0.031013
                                                                     =============






ASSUMPTIONS

INTEREST RATE                                                             6.6240%
RETAIL ROCE                                                              12.8100%
TAX RATE                                                                 38.0000%
DEBT RATIO                                                               95.0000%
EQUITY RATIO                                                              5.0000%

                                                                                                                    EXHIBIT 5


                                AEP CREDIT, INC.
                        ALLOWED RETURNS ON COMMON EQUITY
                      THREE MONTHS ENDED December 31, 2000




                                                                                 ALLOWED
                                                                                  RETURN
                                                                               -------------


              CPL
                 - RETAIL                                                           10.900%
                 - WHOLESALE                                                        11.490%

              PSO
                 - RETAIL                                                           11.000%
                 - WHOLESALE                                                        11.490%

              SWEPCO
                 - ARKANSAS                                                         10.750%
                 - LOUISIANA                                                        11.100%
                 - TEXAS                                                            15.700%
                 - WHOLESALE                                                        11.490%

              WTU
                 - RETAIL                                                           11.375%
                 - WHOLESALE                                                        11.490%

              CSP
                - RETAIL                                                           12.4600%

              I&M
                - INDIANA                                                          12.0000%
                - MICHIGAN                                                         13.0000%

              KP
                - RETAIL                                                           11.5000%

              OPC
                - RETAIL                                                           12.8100%



                                                                                                                      EXHIBIT 6




                                                       AEP CREDIT, INC.
                                                     AFFILIATED COMPANIES
                                                   FACTORING EXPENSE SAVINGS
                                             THREE MONTHS ENDED December 31, 2000
                                                          (Thousands)


                                          20%                      5%
                                         EQUITY                  EQUITY                    SAVINGS
                                      -------------            ------------             ---------------
CPL                                         $3,890                  $3,163                        $727
CSP                                          3,094                   2,426                         668
I&M                                          2,313                   1,825                         488
KP                                             576                     462                         114
OPC                                          2,906                   2,257                         649
PSO                                          2,568                   2,083
                                                                                                   485
SWEPCO                                       2,418                   1,886
                                                                                                   532
WTU                                          1,186                     953
                                                                                                   233
                                      -------------            ------------             ---------------

TOTAL                                      $18,952                 $15,055                      $3,896
                                      =============            ============             ===============



                                                                                                     EXHIBIT 7
                                                                                                   Page 1 of 3

                                                        AEP CREDIT, INC.
                                          FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                                                  CALCULATION OF CPL FINDER FEE


                                     Reliant
                                   Energy HL&P
                                               Receivables              Finder Fee             Finder Fee
                          Date                   Balance                   Rate                  Amount
                   -------------------    ----------------------    --------------------   --------------------

                      1 Oct 2000                $645,242,129.71                0.000034                $21,938
                      2 Oct 2000                 647,703,057.70                0.000034                 22,022
                      3 Oct 2000                 639,011,022.02                0.000034                 21,726
                      4 Oct 2000                 647,683,899.04                0.000034                 22,021
                      5 Oct 2000                 629,823,370.57                0.000034                 21,414
                      6 Oct 2000                 632,540,039.79                0.000034                 21,506
                      7 Oct 2000                 632,540,039.79                0.000034                 21,506
                      8 Oct 2000                 632,540,039.79                0.000034                 21,506
                      9 Oct 2000                 632,540,039.79                0.000034                 21,506
                    10 Oct 2000                  631,823,743.34                0.000034                 21,482
                    11 Oct 2000                  637,058,002.91                0.000034                 21,660
                    12 Oct 2000                  637,393,541.50                0.000034                 21,671
                    13 Oct 2000                  632,437,619.43                0.000034                 21,503
                    14 Oct 2000                  632,437,619.43                0.000034                 21,503
                    15 Oct 2000                  632,437,619.43                0.000034                 21,503
                    16 Oct 2000                  627,922,252.86                0.000034                 21,349
                    17 Oct 2000                  615,493,952.06                0.000034                 20,927
                    18 Oct 2000                  612,760,071.59                0.000034                 20,834
                    19 Oct 2000                  598,033,383.88                0.000034                 20,333
                    20 Oct 2000                  601,346,164.98                0.000034                 20,446
                    21 Oct 2000                  601,346,164.98                0.000034                 20,446
                    22 Oct 2000                  601,346,164.98                0.000034                 20,446
                    23 Oct 2000                  583,083,778.98                0.000034                 19,825
                    24 Oct 2000                  558,530,369.35                0.000034                 18,990
                    25 Oct 2000                  552,740,619.14                0.000034                 18,793
                    26 Oct 2000                  545,821,795.44                0.000034                 18,558
                    27 Oct 2000                  546,441,126.39                0.000034                 18,579
                    28 Oct 2000                  546,441,126.39                0.000034                 18,579
                    29 Oct 2000                  546,441,126.39                0.000034                 18,579
                    30 Oct 2000                  540,633,460.61                0.000034                 18,382
                    31 Oct 2000                  535,144,380.68                0.000034                 18,195
                                                                                           --------------------

                   Oct 2000                                                                           $637,728
                                                                                           ====================

                                                                                                     EXHIBIT 7
                                                                                                    Page 2 of 3

                                                        AEP CREDIT, INC.
                                          FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                                                 CALCULATION OF CPL FINDER FEE


                                     Reliant
                                   Energy HL&P
                                                Receivables              Finder Fee              Finder Fee
                         Date                     Balance                   Rate                   Amount
                 ----------------------    ----------------------    -------------------    ----------------------
                   1 Nov 2000                    $528,835,266.70               0.000034                   $17,980
                   2 Nov 2000                     518,729,312.56               0.000034                    17,637
                   3 Nov 2000                     524,518,215.39               0.000034                    17,834
                   4 Nov 2000                     524,518,215.39               0.000034                    17,834
                   5 Nov 2000                     524,518,215.39               0.000034                    17,834
                   6 Nov 2000                     505,485,522.03               0.000034                    17,187
                   7 Nov 2000                     516,553,047.13               0.000034                    17,563
                   8 Nov 2000                     530,221,659.67               0.000034                    18,028
                   9 Nov 2000                     536,931,928.39               0.000034                    18,256
                 10 Nov 2000                      539,983,370.24               0.000034                    18,359
                 11 Nov 2000                      539,983,370.24               0.000034                    18,359
                 12 Nov 2000                      539,983,370.24               0.000034                    18,359
                 13 Nov 2000                      545,532,110.96               0.000034                    18,548
                 14 Nov 2000                      524,307,926.19               0.000034                    17,826
                 15 Nov 2000                      525,645,900.79               0.000034                    17,872
                 16 Nov 2000                      526,229,764.48               0.000034                    17,892
                 17 Nov 2000                      531,965,899.01               0.000034                    18,087
                 18 Nov 2000                      531,965,899.01               0.000034                    18,087
                 19 Nov 2000                      531,965,899.01               0.000034                    18,087
                 20 Nov 2000                      529,431,199.54               0.000034                    18,001
                 21 Nov 2000                      527,352,230.77               0.000034                    17,930
                 22 Nov 2000                      530,852,806.22               0.000034                    18,049
                 23 Nov 2000                      530,852,806.22               0.000034                    18,049
                 24 Nov 2000                      530,852,806.22               0.000034                    18,049
                 25 Nov 2000                      530,852,806.22               0.000034                    18,049
                 26 Nov 2000                      530,852,806.22               0.000034                    18,049
                 27 Nov 2000                      513,394,849.18               0.000034                    17,455
                 28 Nov 2000                      487,000,486.81               0.000034                    16,558
                 29 Nov 2000                      489,724,118.93               0.000034                    16,651
                 30 Nov 2000                      493,337,544.07               0.000034                    16,773


                                                                                            ----------------------
                 November 2000                                                              $
                                                                                            535,242
                                                                                            ======================





                                                                                                       EXHIBIT 7
                                                                                                     Page 3 of 3

                                                        AEP CREDIT, INC.
                                          FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
                                                  CALCULATION OF CPL FINDER FEE


                                     Reliant
                                   Energy HL&P
                                                 Receivables              Finder Fee             Finder Fee
                          Date                     Balance                   Rate                  Amount
                 ------------------------   ----------------------    --------------------   --------------------
                 ------------------------   ----------------------    --------------------   --------------------

                              1 Dec 2000          $504,424,582.76                0.000034                $17,150
                              2 Dec 2000           504,424,582.76                0.000034                 17,150
                              3 Dec 2000           504,424,582.76                0.000034                 17,150
                              4 Dec 2000           510,045,860.14                0.000034                 17,342
                              5 Dec 2000           510,406,733.06                0.000034                 17,354
                              6 Dec 2000           501,036,156.65                0.000034                 17,035
                              7 Dec 2000           526,909,390.18                0.000034                 17,915
                              8 Dec 2000           537,901,127.87                0.000034                 18,289
                              9 Dec 2000           537,901,127.87                0.000034                 18,289
                             10 Dec 2000           537,901,127.87                0.000034                 18,289
                             11 Dec 2000           553,199,017.87                0.000034                 18,809
                             12 Dec 2000           556,156,800.74                0.000034                 18,909
                             13 Dec 2000           570,590,653.56                0.000034                 19,400
                             14 Dec 2000           576,810,684.83                0.000034                 19,612
                             15 Dec 2000           582,597,002.00                0.000034                 19,808
                             16 Dec 2000           582,597,002.00                0.000034                 19,808
                             17 Dec 2000           582,597,002.00                0.000034                 19,808
                             18 Dec 2000           585,242,396.33                0.000034                 19,898
                             19 Dec 2000           589,340,887.13                0.000034                 20,038
                             20 Dec 2000           532,268,537.68                0.000034                 20,171
                             21 Dec 2000           598,879,974.81                0.000034                 20,362
                             22 Dec 2000           593,527,107.80                0.000034                 20,180
                             23 Dec 2000           593,527,107.80                0.000034                  20180
                             24 Dec 2000           593,527,107.80                0.000034                 20,180
                             25 Dec 2000           593,527,107.80                0.000034                 20,180
                             26 Dec 2000           593,527,107.80                0.000034                 20,180
                             27 Dec 2000           560,906,617.15                0.000034                 19,071
                             28 Dec 2000           549,387,714.91                0.000034                 18,679
                             29 Dec 2000           549,181,377.36                0.000034                 18,672
                             30 Dec 2000           549,181,377.36                0.000034                 18,672
                             31 Dec 2000           549,181,377.36                0.000034                 18,676
                                                                                             --------------------
                 Dec 2000                                                                             $  587,282
                                                                                             ====================

                                                                    EXHIBIT 8



                STATE REGULATORY COMMISSION DECISIONS OR ANALYSES



During the period from October 1, 2000 through December 31, 2000 there were no state regulatory commission decisions or analyses issued which addressed the effect of the factoring of AEP system accounts receivable rates.

                                                                                                              EXHIBIT 10
                                                                                                                Page 1 of 10
                                                           AEP CREDIT, INC.
                                                           CHART OF ACCOUNTS
                                                  Standard Accounts - Quick Reference
                                                  BALANCE SHEET ACCOUNTS (1310-2820)

                                    Description                                     Account Number
----------------------------------------------------------------------------------------------------------
       Assets
Cash                                                                                              1310.XXXX
       Cash                                                                                       1310.0100
Temporary Cash Investments                                                                        1360.XXXX
       Temporary Investments                                                                      1360.0100
Notes Receivable                                                                                  1410.XXXX
       Interest Receivable                                                                        1410.5000
       Due From Broker                                                                            1410.7100
Other Accounts Receivable                                                                         1430.XXXX
       Accounts Receivable                                                                        1430.4700
       Factored Unbilled Accounts Receivable                                                      1430.4900
Accumulated Provision for Uncollectable Accounts - Credit                                         1440.XXXX
       Allowance for Bad Debt                                                                     1440.0100
Accounts Receivable from Associated Companies                                                     1460.XXXX
       A/R - Associated Companies                                                                 1460.1000
          A/R - Allocated Corp Federal Income Tax                                                 1460.6000
Prepayments                                                                                       1650.XXXX
       Prepayments Credit Line Fees                                                               1650.0200
       Prepayments Interest                                                                       1650.0300
       Prepayments Taxes                                                                          1650.6200

       Liabilities
Common Stock Issued                                                                               2010.XXXX
       Common Stock                                                                               2010.0000
Miscellaneous Paid-in Capital                                                                     2110.XXXX
       Paid-in Capital                                                                            2110.0000
Appropriated Retained Earnings                                                                    2150.XXXX
       Retained Earnings                                                                          2150.0100
Notes Payable                                                                                     2310.XXXX
       Commercial Paper                                                                           2310.0100
Notes Payable to Associated Companies                                                             2330.XXXX
Accounts Payable to Associated Companies                                                          2340.XXXX
       Accounts Payable - CSW                                                                     2340.1000
       Accounts Payable - Associated                                                              2340.4900
       Accounts Payable - AEPSC                                                                   2340.9900
Taxes Accrued                                                                                     2360.XXXX
       Accrued Taxes Payable                                                                      2360.0100
       Accrued Franchise Tax Payable                                                              2360.0300
Interest Accrued                                                                                  2370.XXXX
       Credit Line Fees Payable                                                                   2370.8801
Dividends Declared                                                                                2380.XXXX
       Accrued Dividend Payable - CSW                                                             2380.0100
Other Deferred Credits                                                                            2530.XXXX
       Deferred Credits                                                                           2530.0100
       Unearned Revenue                                                                           2530.0200
Accumulated Deferred Income Taxes - Other Property                                                2820.XXXX
       Deferred Federal Income Taxes                                                              2820.0200

                                                                                                                        EXHIBIT 10
                                                                                                                      Page 2 of 10

                                                           AEP CREDIT, INC.
                                                           CHART OF ACCOUNTS
                                                  Standard Accounts - Quick Reference
                                                 INCOME STATEMENT ACCOUNTS (4081-9302)

                                    Description                                     Account Number
----------------------------------------------------------------------------------------------------------
       Revenues
Miscellaneous Nonoperating Income                                                                 4210.XXXX
       Interest Income                                                                            4210.0100
       Miscellaneous Income                                                                       4210.9000
Miscellaneous Service Revenues                                                                    4510.XXXX
       Rating Fee Revenue                                                                         4510.0100
       Unearned Revenue                                                                           4510.0200
       IPA/Analysis Fee Revenue                                                                   4510.0300
       Bad Debt Revenue                                                                           4510.0400
       Agency Fee Revenue                                                                         4510.0500
       Carrying Cost Revenue                                                                      4510.0600
       Credit Line Fee Revenue                                                                    4510.0700

       Expenses
Taxes Other than Income Taxes - Utility Operating Income                                          4081.XXXX
       Franchise Tax Expense                                                                      4081.0000
Income Taxes - Utility Operating Income                                                           4091.XXXX
       Income Tax Expense                                                                         4091.0000
Deferred Income Tax Expense                                                                       4100.XXXX
       Income Tax Expense                                                                         4100.0000
Other Deductions                                                                                  4265.XXXX
       Allocated Corp Federal Income Taxes                                                        4265.7000
Other Interest Expense                                                                            4310.XXXX
       Interest Expense                                                                           4310.0100
       Interest Expense - Bank of New York                                                        4310.0200
Uncollectable Accounts                                                                            9040.XXXX
       Bad Debt Expense                                                                           9040.0100
Office Supplies and Expenses                                                                      9210.XXXX
          IPA/Analysis Fee Expense                                                                9210.2400
Outside Services Employed                                                                         9230.XXXX
       Outside Services - Legal                                                                   9230.7420
Miscellaneous General Expenses                                                                    9302.XXXX
       Credit Line Expense                                                                        9302.1000
       Rating Fee Expense                                                                         9302.1900
       Miscellaneous General Expense                                                              9302.9000
       Business Normalization Expense                                                             9302.9100
       AEPSC Allocations                                                                          9302.9900


                                                                    EXHIBIT 10
                                                                  Page 3 of 10
                                AEP CREDIT, INC.
                          ACCOUNTING SYSTEM PROCEDURES

INTRODUCTION
AEP Credit, Inc. (Credit), a wholly owned subsidiary of Central and South West Corporation (CSW), and an indirect subsidiary of AEP was formed for the purpose of providing a low-cost financing source for utilities through factoring utility accounts receivable (receivables). Credit purchases receivables at a discount enabling its customers to collect their money the same day they deliver its utility service.

Each company selling (factoring) its receivables to Credit has executed a "Purchase Agreement" and an "Agency Agreement" which outlines how the basic transactions take place. The Purchase Agreement and Agency Agreement may be terminated by either party upon 30 days written notice to the other party.

Credit's affiliated customers are Central Power and Light Company (CPL), Columbus Southern Power Company (CSPCo), Indiana Michigan Power Company (I&M), Ohio Power Company (OPCo), Kentucky Power Company (KPCo), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU). Credit's non-affiliated customers are Reliant Energy HL&P (formerly Houston Lighting and Power Company) and Texas-New Mexico Power Company (TNP). The affiliate and non-affiliate customers are individually known as "Seller" and collectively known as "Sellers."

Credit is authorized to purchase, without recourse, certain receivables arising from the sale and delivery of electricity, gas and other related services in the Seller's ordinary course of business. The price Credit pays the Seller for the receivables is the dollar amount of receivables less a discount (purchase price). The determination of the discount is based upon Credit's cost of financing, the Seller's collection experience and an agency fee.

The Seller has agreed through the Agency Agreement to service, administer and collect such receivables on behalf of Credit. As long as the Seller acts as the agent, Credit agrees to pay the Seller an agent collection fee. Payment of the agent collection fee shall be made simultaneously with collections, by deducting the fee from funds owed to Credit for receivables collected.

The data received from the Seller must be accurate and timely received. Any delays or inaccurate information affects the cash exchanged between the Seller and Credit; therefore, it is critical to Credit's operation that the Seller provide accurate and timely information. The Seller has also agreed to maintain individual customer records that support the factored receivables and the collection of those receivables. These records are available to Credit for examination and analysis.

The following procedures outline the transactions that take place and the accounting for these transactions. The detailed sections describe procedures for Credit as performed by American Electric Power Service Corporation (AEPSC), AEPSC Treasury-Cash Management (AEPSC Cash Management), AEPSC Accounting, AEPSC Regulatory Reporting and the Sellers. As required by Securities Exchange Commission (SEC) Order, Credit utilizes the excess capacity of AEPSC employees to handle its operations.





                                                                     EXHIBIT 10
                                                                   Page 4 of 10


INITIAL TRANSACTION
The initial transaction between Credit and the Seller is based on the receivables and allowance for bad debts recorded on the Seller's books at an agreed upon date. The amount of receivables purchased by Credit is determined by applying the carrying cost portion and agency fee portion of the discount rate factor to the balance of receivables less the balance of the allowance for bad debts. Credit will remit the net transaction amount to the Seller on the initial transaction date by wire transfer. Credit records on its books the amount of gross receivables and the allowance for bad debts.

DAILY TRANSACTIONS
Information Received From Sellers
Automated Billings
These are the amounts of gross receivables billed by the Seller each day. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the actual billing date. The discounts and purchase price are calculated and verified with the Seller.

Automated Collections
These amounts include all collections of receivables and billing adjustments that change the amounts due from customers. This information is provided by state jurisdiction and further broken down by retail and wholesale designation. The information is provided the morning after the collections are processed. The collections are subtracted from the purchase price to determine the net cash transaction for the day and the balance of purchased receivables.

Manual Billings
Some of the large wholesale customers served are not billed on an automated system. Therefore, it is necessary for the Seller to report these "manual billings" separately to Credit. These transactions are reported to Credit the day after they occur. These transactions are summarized with the automated billings before a purchase price is determined.

Manual Collections
For accounts that are manually billed, collections are reported to Credit as they occur. These amounts are combined with the automated collections to determine the net cash transaction and the balance of purchased receivables.

Unbilled Revenues & Estimated Billings Sold
Unbilled revenues represent receivables created by the delivery of electricity to customers which the customer is legally obligated to pay, and is recorded on the customer's meter but has not yet been billed by the Seller. Credit purchases both billed and unbilled receivables as stipulated in the Purchase Agreement.

                                                                    EXHIBIT 10
                                                                  Page 5 of 10

Credit's approach to purchasing unbilled revenues is to purchase on a daily basis a portion of all billing cycles for an upcoming month. When the actual cycle billing occurs, an adjustment is made to that day's transaction for the difference between the amount previously purchased for that cycle and the actual billing. Estimates of unbilled revenues are based upon the Seller's projected billings and historical cycle billings adjusted for any known changes.

Other Manual Adjustments
Other manual adjustments are periodically necessary to correct previous transactions. These adjustments are timely reported to Credit. These amounts are included with the items discussed above in the determination of the purchase price and the net cash transaction for the current day's transaction.

Daily Procedures Performed by AEPSC Cash Management

Determination of Face Amount Purchased
The dollar amount of receivables purchased by Credit from the Seller is known as the "face amount purchased." The face amount purchased consists of the Seller's daily cycle billings plus daily unbilled revenues minus unbilled revenues previously purchased for the current day's billing cycle.

Determination of Discount Rate
The purchase price Credit pays to the Seller is the face amount purchased, reduced by the discount rate. The discount taken compensates Credit for costs associated with financing and recovering receivables purchased without recourse. Three components determine the discount rate: o carrying cost component o collection experience component o agency fee component Each of these components is described below.

Carrying Cost Component
The carrying cost component compensates Credit for its cost of carrying the receivables it purchases. For purposes of calculating this portion of the discount, Credit assumes certain debt and equity ratios for each Seller, currently as follows:
                  Seller                             Debt              Equity
                  ------                             ----              ------
         Affiliated Companies                          95%                5%
         TNP                                         100%                 0%
         HLP                                           80%               20%

The calculation of this component consists of three factors:

o Debt factor - Compensates Credit for its interest cost in obtaining funding from external sources. The calculation consists of multiplying the daily interest cost incurred by Credit by the appropriate debt ratios.

                                                                  EXHIBIT 10
                                                                Page 6 of 10

o Equity factor - Provides a return to Credit for the equity that is provided by CSW. The calculation consists of multiplying the allowed return on equity by the appropriate equity ratios and then dividing by the tax effect (1 - tax rate) to allow for income taxes. The return on equity that the SEC allows for the purchase of retail receivables is based on the allowed equity returns of the Seller as approved by its respective state commission. For affiliated wholesale receivables, the SEC allows Credit a return on equity equal to the weighted average retail returns on equity for the affiliate companies.

o Average days outstanding factor - Average days outstanding are computed for each state jurisdiction and further broken down by retail and wholesale designation. The average days outstanding is calculated and reset monthly on the fifth business day by dividing the average daily balance of outstanding receivables by average receivables purchased per day, based on the previous month's transactions.

The carrying cost component is determined by adding the debt factor and the equity factor to determine the overall annual carrying cost charge. This annual carrying cost charge is divided by 365, except HLP which is 360, to get a daily rate which is then multiplied by the average days outstanding factor to determine the carrying cost component.

Collection Experience Component
The collection experience component compensates Credit for uncollectable receivables and is calculated and reset monthly on the fifth business day. The component is calculated by dividing the net amount of receivables charged-off over the last 12 months by the amount of receivables purchased for the same time period. The net amount of receivables charged-off is the dollar amount charged-off as uncollectable less any recoveries previously charged-off plus an excess of 90-day past due receivables (90-day surcharge). The 90-day surcharge penalizes the Seller's failure to charge-off a receivable by adding excessive aged accounts to the collection experience factoring rate.

Agency Fee Component
The agency fee component provides Credit with additional protection from excessive charge-offs. At the time receivables are purchased, 2% of the face amount purchased is withheld from the Seller until collection. Upon collection of the receivables, Credit returns the 2% held back to the Seller. If the Seller's net charge-offs become excessive, the portion of the net monthly charge-off that exceeds the charge-off limit will be withheld for 12 months. The charge-off limit is 1% of the sum of the last 12 months' collections divided by 12.

Daily Transactions Summary
The face amount purchased from the Seller is multiplied by the discount rate to get the discount amount. The total discount amount is subtracted from the total face amount purchased resulting in the price Credit pays the Seller for the receivables. The amount collected from the customers is subtracted from the purchase price to get the net cash transaction for the day.

                                                                   EXHIBIT 10
                                                                Page 7 of 10

The amount billed, purchase price, amount collected and net cash transactions are confirmed with the Seller. The net cash transactions are then authorized to be wire transferred between the bank accounts of the Seller and Credit. Cash transactions are netted to avoid multiple daily wires between Credit and the Seller.

OTHER TRANSACTIONS
Determination of Carrying Cost Variance Payment
On the fifth business day of each month, the charges assessed the Seller are adjusted through the Carrying Cost Variance Payment. At month-end Credit calculates the carrying cost revenue that is recognized for the current month and compares it to the incurred service fee. The service fee is calculated by multiplying the daily outstanding receivables balances by the daily financing rate incurred by Credit.

If the carrying cost revenue recognized is greater than the service fee, Credit owes the Seller the excess carrying cost revenue collected. If the carrying cost revenue recognized is less than the service fee, the Seller owes Credit additional carrying cost revenue. This transaction takes place on the fifth business day of each month along with the change to the average days outstanding factor and the collection experience component.
                                                             MONTHLY ACCOUNTING
Monthly accounting for Credit is done by CSWS Accounting. Accounting is based on information received primarily from AEPSC Cash Management.

Information From CSWS Cash Management
Monthly Summary of Daily Factoring Transactions
These summaries include daily gross receivables purchased, the purchase price, discounts, collections and the daily receivables balance for each Seller by state jurisdiction and further broken down by retail and wholesale designation. Also included are cash transactions.

Allocation Factors
AEPSC Cash Management also calculates allocation factors based on average receivables balances for each Seller during the month by state jurisdiction and further broken down by retail and wholesale designation as a percentage of the total of all balances held by Credit. Allocation factors are used to allocate interest expense, interest income, legal fees and other transactions not allocable to a specific Seller.

Unearned Revenues
The discount factor applied to receivables includes a carrying cost for an assumed number of days until collection (average days outstanding). A part of the carrying cost associated with receivables factored toward month-end will not be actually incurred by Credit until the following month. This creates a mismatch between current month carrying cost revenues and carrying cost expenses. Therefore, Credit defers a portion of the carrying cost discount as unearned discount revenues.

                                                                 EXHIBIT 10
                                                               Page 8 of 10

The calculation of unearned discount revenues is done at the end of the month by AEPSC Cash Management for each Seller and provided to AEPSC Accounting. This information is also provided to the Seller, which recognizes the amount as prepaid factoring costs.

Bad Debt Write-offs and Collections
Pursuant to the Agency Agreement, the Seller uses its best efforts in processing and collecting factored receivables as an agent for Credit. The Seller is empowered, as necessary, to employ collection agencies or other third parties to collect delinquent receivables.

Each month, the Seller recommends to Credit the amount of retail and wholesale receivables by state jurisdiction to be written-off as uncollectable. Also, each month any amounts collected on accounts previously written-off are reported by the Seller. The amount recovered is netted against the gross write-offs for the month when determining the collection experience component and when booking bad debts.

Explanation of any Manual Adjustments
At the end of the month, AEPSC Cash Management provides AEPSC Accounting with copies of all pertinent information explaining any unusual manual adjustments made during the month.

Summary of Cash Transactions
These summaries include all daily cash receipts and disbursements along with daily balances that have been verified to the bank balances. These summaries provide additional information on actual cash receipts and disbursements for the preparation of any necessary journals.

Interest and Other Accruals
AEPSC Cash Management calculates and provides to AEPSC Accounting the amount of interest expense, credit line fees, prepaid interest, interest income and any other costs associated with short-term borrowings and investments to be recorded during the month.

Capitalization Balances
Daily balances of short-term borrowings and CSW equity are maintained by AEPSC Cash Management. This information is used to ensure that stipulated equity requirements are being met and all related equity transactions are properly recorded on the accounting records.

Miscellaneous Cash Items
AEPSC Cash  Management  provides  details on any change in cash  procedures that
affect   transactions   that  should  be  reflected  in  the  monthly  financial
statements.

Information From Other Sources
Although most of the information needed monthly by AEPSC Accounting is provided by AEPSC Cash Management, some information is obtained from other sources as necessary. Two primary examples are the service billings from AEPSC provided by AEPSC Accounting, and the franchise tax and income tax information, including accruals, estimates and payments provided by the AEPSC Tax Department.

                                                                EXHIBIT 10
                                                                Page 9 of 10

Preparation of Monthly Summary and Journal Entries
Each month AEPSC Accounting prepares all journal entries from the information received and enters all journal entries into the general ledger system. Recurring journal entries are listed below.

Journal              Journal Entry
 Entry                 Description

00001                      CPL Monthly Activity
00002                      PSO Monthly Activity
00003                      SWEPCO Monthly Activity
00004                      WTU Monthly Activity
00006                      TNP Monthly Activity
00007                      HLP Sale/Repurchase
00008                      HLP Monthly Activity
00009                      Bad Debt Write-Offs
00010                      Record Net Equity
00011                      Short-Term Debt and Commercial Paper
00012                      Short-Term Interest Expense
00013                      Temporary Investment Income
00014                      CSWS Billing
00015                      Accrue Unearned Revenue
00016                      Investments/Acquisitions
00017                      Allocate Credit Line Fees to Expense
00018                      Record Tax Accrual
00019                      Record Tax Payment
00020                      Record Dividend Payment to CSW
00021                      Record Dividend Accrual
00022                      Allocate Income Tax Expense
00023                      CSWS Invoice Payment
00024                      Record Rating Agency Fees
00025                      Allocate Franchise Tax Expense
00026                      Record Billing for Franchise Tax
00027                      Record Payment of Credit Line Fees
00028                      Accrual of SWEPCO Late Billing
00029                      Accrual of Carrying Costs Variance Payment
00030                      2% Bad Debt Write-offs Prior Month
00031                      Recover Analysis-IPA-Rating Fees
00032                      Record Legal Fees
00033                      Record IPA-Analysis Fees
00034                      IMP Monthly Activity
00035                      KP Monthly Activity
00036                      OP Monthly Activity
00037                      KGP Monthly Activity
00038                      AP Monthly Activity



                                                                    EXHIBIT 10
                                                               Page 10 of 10

Other non-recurring journal entries are prepared as necessary.

After journal entries have been entered into the general ledger system, a trial balance is generated and reviewed by AEPSC Accounting and AEPSC Cash Management. Discrepancies, if any, are generally resolved during the review and adjusting or correcting journal entries are prepared and entered by AEPSC Accounting. QUARTERLY REPORTING
AEPSC Regulatory Reporting prepares all internal and external financial reports for Credit based on final trial balance information received from AEPSC Accounting. Pursuant to the 1935 Act, Rule 24, a filing is made with the SEC on behalf of Credit within 45 days after the close of the calendar quarter.

ANNUAL REPORTING
Each year the financial records of Credit are reviewed by an independent accounting firm. An annual report for Credit is then issued and distributed to certain Sellers, the SEC and certain financial institutions.